Exhibit 8.1

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com
May 5, 2017

Park Hotels & Resorts Inc.

1600 Tysons Boulevard

Suite 1000

McLean, Virginia 22102

Ladies and Gentlemen:

We are acting as counsel to Park Hotels & Resorts Inc., a Delaware corporation (the “Company”), in connection with its registration statement on Form S-11, as amended (the “Registration Statement”), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), on May 5, 2017, relating to the offer and sale from time to time of up to 32,397,132 shares of common stock, par value $0.01 per share (the “Company Common Shares”), of the Company by the selling stockholders listed in the Registration Statement. In connection with the filing of the Registration Statement, we have been asked to provide you with this letter regarding the Company’s qualification as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes.

Bases for Opinions

The opinions set forth in this letter are based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinions. Our opinions do not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s professional judgment with respect to the merits of such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

Park Hotels & Resorts Inc.

May 5, 2017

In rendering the opinions set forth in this letter, we have examined such statutes, regulations, records, agreements, certificates and other documents as we have considered necessary or appropriate as a basis for the opinions, including but not limited to all exhibits and schedules thereto, which we have, with your consent, relied upon (without any independent investigation or review thereof):

(1)	the Registration Statement;

(2)	the form of lease (the “Lease”) between the Company (or its subsidiary), as lessor, and a “taxable REIT subsidiary” of the Company as defined in Section 856(l) of the Code (or its subsidiary), as lessee (a “TRS Lessee”), with respect to those hotels (the “Hotels”) owned by the Company (or its subsidiary) that are intended to be leased to a TRS Lessee, which Leases have been executed on or before the date of this opinion letter;

(3)	the waiver letter agreement among Hilton Worldwide Holdings Inc., a Delaware corporation (“Hilton”), the Company and certain entities affiliated with The Blackstone Group L.P. (“Blackstone”), dated as of October 24, 2016, the bring-down waiver letter agreement among the same parties, dated as of January 3, 2017, and the update letter from certain entities affiliated with Blackstone, dated as of April 14, 2017, together with all exhibits and attachments thereto, pursuant to which certain Blackstone entities made representations, warranties and covenants in connection with the grant by the Company of a limited exemption from the ownership limits in the Amended and Restated Certificate of Incorporation of the Company (the “Charter”);

(4)	the waiver letter agreement among Hilton, the Company and HNA Tourism Group Company Limited (“HNA”), dated as of October 24, 2016, the bring-down waiver letter agreement among the same parties, dated as of January 3, 2017, and the update letter from HNA, dated as of March 15, 2017, together with all exhibits and attachments thereto, pursuant to which HNA made representations, warranties and covenants in connection with the grant by the Company of a limited exemption from the ownership limits in the Charter;

(5)	the waiver letter agreement among the Vanguard REIT Index Fund and the Company, dated as of April 28, 2017, together with all exhibits and attachments thereto, pursuant to which the Vanguard REIT Index Fund made representations, warranties and covenants in connection with the grant by the Company of a limited exemption from the ownership limits in the Charter; and

(6)	the Charter and certain organizational documents of the Company and certain of its subsidiaries (those documents referred to in clauses (1) through (6), the “Reviewed Documents”).

The opinions set forth in this letter are premised on, among other things, the written representations and covenants of the Company contained in a letter to us, dated as of the date hereof, together with all exhibits and attachments thereto (collectively, the “Management Representation Letter”). Although we have discussed the Management Representation Letter with the signatories thereto, for purposes of rendering our opinions we have not made an independent investigation or audit of the facts set forth in any of the Reviewed Documents or the Management Representation Letter. We consequently have relied upon the representations and statements of the Company and other signatories as described in the Reviewed Documents and the Management Representation Letter, and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

Park Hotels & Resorts Inc.

May 5, 2017

In this regard, we have assumed with your consent the following:

(1)	that (A) all of the representations and statements as to factual matters set forth in each of the Reviewed Documents and the Management Representation Letter are true, correct, and complete as of the date hereof, (B) any representation or statement in any of the Reviewed Documents or the Management Representation Letter made as a belief or made “to the knowledge of” or similarly qualified is true, correct, and complete as of the date hereof, without such qualification, (C) each agreement described in any of the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the parties to the Reviewed Documents, and their subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2)	Section 856(c)(8) of the Code does not apply to Hilton or the Company because the distribution of 100 percent of the Company Common Shares by Hilton pursuant to a registration statement on Form 10 (the “Distribution”) is described in the private letter ruling request letter submitted by Hilton to the IRS on September 11, 2015 (the “PLR Request”), the PLR Request initially was submitted to the IRS by Hilton on September 11, 2015, and the PLR Request had not been withdrawn and with respect to which a private letter ruling was not issued or denied by the IRS in its entirety as of December 7, 2015;

(3)	the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(4)	that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us; and

(5)	that from and after the date of this letter, the Company will comply with its representations and covenants contained in the Management Representation Letter to the effect that the Company will utilize all available “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code, to the full extent the remedies under such provisions are available.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Reviewed Documents and the Management Representation Letter) may adversely affect the conclusions stated herein.

Opinions

Based upon and subject to the assumptions and qualifications set forth herein, including, without limitation, the discussion in the next five paragraphs below, we are of the opinion that:

(1)	the Company has been organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and the Company’s method of operation (as described in the Reviewed Documents and the Management Representation Letter) should enable it to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year commencing on January 4, 2017 and ending December 31, 2017, and future taxable years; and

Park Hotels & Resorts Inc.

May 5, 2017

(2)	the portions of the discussions in the Registration Statement under the heading “Material U.S. Federal Income Tax Considerations” that describe applicable U.S. federal income tax law are correct in all material respects as of the date hereof.

The Company’s qualification and taxation as a REIT under the Code depends upon the ability of the Company to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code, and upon the Company utilizing any and all available “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to the Company under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code. Our opinions set forth in this letter do not foreclose the possibility that the Company may have to utilize one or more of these “savings provisions” in the future, which could require the Company to pay an excise or penalty tax (which could be significant in amount) in order to maintain its REIT qualification.

The accuracy of our opinions is entirely dependent on the representations contained in the Management Representation Letter regarding the value and composition of the assets of the Company, and the nature of its income derived therefrom. We have not undertaken at this time to review the Company’s compliance with the applicable REIT qualification requirements on a continuing basis, nor will we do so in the future. Accordingly, no assurance can be given that the actual results of the Company’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership, and/or changes in the actual or constructive ownership of the Company and Hilton, which is intended to be an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Code (an “Eligible Independent Contractor”) with respect to the Company for any given taxable year, should permit the Company to satisfy the requirements under the Code for qualification and taxation as a REIT.

We note in particular that Hilton currently operates all of the hotels, except for the Select Hotels (as defined in the Registration Statement). A few of the hotels that are operated by Hilton are owned by taxable REIT subsidiaries of the Company. The remainder of the hotels that are operated by Hilton are owned by the Company and are leased by the Company to a TRS Lessee. Hilton is expected to continue to operate in the foreseeable future a very substantial portion, if not all, of the hotels owned by the Company and leased to a TRS Lessee. One of the requirements that must be satisfied for the rents that the Company receives from a TRS Lessee with respect to a Lease to qualify as “rents from real property” under Section 856(d) of the Code (and thus for the Company to satisfy the gross income tests applicable to REITs) is that Hilton must qualify as an Eligible Independent Contractor. An Eligible Independent Contractor means, with respect to a Hotel, an “independent contractor” as defined in Section 856(d)(3) of the Code (an “Independent Contractor”) from whom the Company derives no income, who is adequately compensated, and, at the time the Independent Contractor enters into a management agreement to operate the Hotel, is actively engaged in the trade or business of operating “qualified lodging facilities” as defined under Section 856(d)(9)(D) of the Code for any person who is not a related person with respect to the Company or its TRS Lessees. For Hilton to qualify as an Independent Contractor with respect to the Company, (i) Hilton cannot own, directly or indirectly, more than 35% of shares of the Company’s stock and (ii) not more than 35% of the total combined voting power of Hilton’s stock (or 35% of the total shares of all classes of its stock) can be owned, directly or indirectly, by one or more persons owning 35% or more of the

Park Hotels & Resorts Inc.

May 5, 2017

shares of the Company’s stock, in each case, taking into account certain constructive ownership rules set forth in Section 318(a) of the Code (as modified by Section 856(d)(5) of the Code) (collectively, the “35% Ownership Requirement”). For the period commencing on January 4, 2017: (i) the Company and Hilton have only had common stock outstanding, and (ii) both the Company Common Shares and the shares of common stock of Hilton (the “Hilton Common Shares”) have been and are currently regularly traded on an established securities market. Thus, only persons who own, directly or indirectly (taking into account the constructive ownership rules), more than 5% of the Company Common Shares or more than 5% of the Hilton Common Shares (the owner of such amount of stock, a “5% Shareholder”) are taken into account as owning any of the Company Common Shares or the Hilton Common Shares for purposes of applying the limitation in clause (ii) of the preceding sentence.

Prior to the Distribution, certain funds affiliated with Blackstone and affiliated entities that directly or indirectly have owned, actually or constructively, the Hilton Common Shares (the “Blackstone Entities”) were 5% Shareholders of Hilton and would not have satisfied the 35% Ownership Requirement. Immediately after the Distribution, but before January 4, 2017, Blackstone undertook certain steps (the “Blackstone Restructuring”) intended to reduce the Company Common Shares and the Hilton Common Shares held the Blackstone Entities and Blackstone Investors that would be considered to be owned by 5% Shareholders for purposes of the 35% Ownership Requirement, such that commencing at the time of completion of the Blackstone Restructuring, those persons treated as 5% Shareholders of the Company or Hilton should not have caused and should not cause the Company or Hilton to fail the 35% Ownership Requirement. Moreover, on March 15, 2017, certain entities affiliated with Blackstone and HNA engaged in a transaction that resulted in HNA acquiring approximately 25% of each of the Hilton Common Shares and the Company Common Shares (the “HNA Purchase Transaction”). The HNA Purchase Transaction had the effect of reducing the ownership of the Blackstone Entities in each of Hilton and the Company, but required that HNA also be taken into account in applying the 35% Ownership Requirement. Given the manner in which the rules work, the HNA Purchase Transaction actually increased, for purposes of the 35% Ownership Requirement, the Hilton Common Shares and the Company Common Shares that are considered owned by persons treated as 5% Shareholders.

Applying the tax ownership rules, including the constructive ownership rules, we believe that, after the Distribution and the Blackstone Restructuring, and both before and after the HNA Purchase Transaction, (i) Hilton and/or one or more actual or constructive owners of 10% or more of the Hilton Common Shares should not be considered to own, actually or constructively, more than 35% of the Company Common Shares, and (ii) the Blackstone Entities that are 5% Shareholders with respect to the Company Common Shares and the Hilton Common Shares, together with HNA following the HNA Purchase Transaction, collectively should not be considered to own more than 35% of the Company Common Shares and the Hilton Common Shares. Based on this conclusion and the statements in the Reviewed Documents and the Management Representation Letter, we believe that, commencing January 4, 2017, Hilton and its subsidiaries should qualify as Eligible Independent Contractors with respect to the TRS Lessees. However, because the tax ownership rules and constructive ownership rules are very complex and there is no or limited authority on certain aspects of those rules that are relevant to Blackstone’s ownership for purposes of the 35% Ownership Requirement, and because the Hilton Common Shares are publicly traded and are not subject to restrictions on ownership and transfer similar to the restrictions on ownership and transfer applicable to the Company Common Shares, there can be no assurance that Hilton in fact has satisfied or will satisfy the 35% Ownership Requirement. If Hilton were not to satisfy that requirement, then the Company may fail to qualify as a REIT.

Park Hotels & Resorts Inc.

May 5, 2017

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other U.S. federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared for your use in connection with the filing of the Registration Statement, and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinions subsequent to the effective date of the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion letter as Exhibit 8.1 to the Registration Statement and the reference to Hogan Lovells US LLP under the caption “Legal Matters” in the Registration Statement. In giving this consent, however, we do not admit thereby that we are an “expert” within the meaning of the Act.

Very truly yours,

/s/ Hogan Lovells US LLP

HOGAN LOVELLS US LLP